UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 22, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 16, 2013, NewLead Holdings Ltd. (the “Company”), received a letter from the NASDAQ Stock Market LLC (“NASDAQ”) (the “NASDAQ Letter”) stating that the Company is not in compliance with the continued listing requirements of NASDAQ Listing Rule 5250(c)(1) because the Company did not timely file its Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”) with the Securities and Exchange Commission (the “Commission”). NASDAQ Listing Rule 5250(c)(1), in pertinent part, requires the Company to timely file all required periodic reports and other documents with the Commission.

The NASDAQ Letter stated that the Company has until July 15, 2013 to submit a plan to regain compliance. The Company anticipates that it will be able to file the Form 20-F by July 15, 2013, but if it is unable to it would submit a plan to NASDAQ in advance of that date. If NASDAQ accepts the plan of compliance, it can grant an exception of up to 180 days after the applicable due date for the filing of the Form 20-F.

As previously announced, the Company’s Form 20-F could not be filed timely due to an issue raised by our auditors and now being examined by our Audit Committee as to the transaction by which we acquired nickel wire in exchange for shares of our common stock. Such examination relates in particular to the circumstances of the initial acquisition by the seller of the nickel wire sold to us.

The Company issued a press release on May 22, 2013, disclosing its receipt of the NASDAQ Letter. A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

Disclosures About Forward-Looking Statements

The statements in this Current Report on Form 6-K that are not historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the Company’s submission of a plan to regain compliance with NASDAQ listing standards and to file the Form 20-F.

These statements are subject to uncertainties and risks that could cause actual results or outcomes to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, developments relating to the auditors’ or Audit Committee’s review of accounting and inherent limitations in internal controls over financial reporting.

Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated May 22, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer